UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 28, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO ANNOUNCES EARLY REDEMPTION OF STOCK BONDS AT TOTAL SUM OF 5 BILLION
RUBLES

Moscow, Russia — March 28, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces its decision to make an early redemption of its 05 series bonds.
On March 27, 2013 Mechel OAO decided on early redemption of its 05 series non-convertible interest-bearing documentary bonds (ID serial numbers
4-05-55005-Е), placed on October 20, 2009, as well as to pay the accumulated coupon interest for the 14 coupon period.
The redeemed bonds have a total nominal value of  5.0 billion rubles. Maturity falls 3 276 days after placement date(October 9, 2018).
Early redemption of these bonds will be made on April 16, 2013. Coalmetbank OAO will act as the payment agent for the bonds’ early redemption.
“Optimizing our debt level and maintaining responsible policies toward our investors are currently a top priority for Mechel. With highly volatile financial markets, the company chooses financing instruments that enable us to lengthen the duration of its debt portfolio while minimizing loan costs. We have implemented a series of measures to this end, and managed to achieve good results. As of now, we think that the interest as reflected by the market for our bonds does not entirely accurately reflect our credit risk, so we decided to redeem these bonds early, using loaned funds,” Mechel OAO’s Chief Financial
Officer Stanislav Ploschenko noted.
***
Mechel OAO
Anton Lapin
Tel: + 7 495 221 88 88
antonlapin@mechel.ru
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 28, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO